SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549





FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2001



OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

Commission file Number 1-655

Title of the Plan -

**MAYTAG CORPORATION**
**SALARY SAVINGS PLAN**

Name and Address of the Issuer of the Securities
Held Pursuant to the Plan -

**MAYTAG CORPORATION**
**403 WEST FOURTH STREET NORTH**
**NEWTON, IOWA 50208**

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**MAYTAG CORPORATION SALARY SAVINGS PLAN**
(Name of Plan)

Date: June 27, 2002

Ralph F. Hake
Chairman of the Board & Chief Executive Officer

Financial Statements

# Maytag Corporation Salary Savings Plan

*Years ended December 31, 2001 and 2000*
*with Report of Independent Auditors*

Employer Identification #42-0401785
Plan #033

# Maytag Corporation Salary Savings Plan

## Financial Statements

Years ended December 31, 2001 and 2000

## Contents


Report of Independent Auditors....1

Financial Statements

Statements of Assets Available for Benefits....2
Statements of Changes in Assets Available for Benefits....3
Notes to Financial Statements....4

ERNST & YOUNG

■ Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

■ Phone: (312) 879-2000
www.ey.com

# Report of Independent Auditors

ERISA Executive Committee
Maytag Corporation

We have audited the accompanying statements of assets available for benefits of the Maytag Corporation Salary Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

May 23, 2002

# Maytag Corporation Salary Savings Plan

## Statements of Assets Available for Benefits

| | December 31 | |
|---|---|---|
| | **2001** | **2000** |
| **Assets** | | |
| Investment in Maytag Corporation Savings Plan Master Trust | **$272,466,322** | $279,146,011 |
| Employee contributions receivable | **1,781,827** | 1,937,425 |
| Assets available for benefits | **$274,248,149** | $281,083,436 |

*See notes to financial statements.*

# Maytag Corporation Salary Savings Plan

## Statements of Changes in Assets Available for Benefits

Years ended December 31, 2001 and 2000

| | |
|---|---|
| Assets available for benefits at December 31, 1999 | $286,190,913 |
| Allocation of Maytag Corporation Savings Plan Master Trust activity: | |
| Net investment loss | (13,097,633) |
| Employee contributions | 26,211,584 |
| Benefit and withdrawal payments | (18,229,105) |
| Transfer from other plan | 7,677 |
| Net decrease | (5,107,477) |
| Assets available for benefits at December 31, 2000 | 281,083,436 |
| Allocation of Maytag Corporation Savings Plan Master Trust activity: | |
| Net investment loss | **(12,120,996)** |
| Employee contributions | **26,568,467** |
| Benefit and withdrawal payments | **(21,434,639)** |
| Transfer from other plan | **151,881** |
| Net decrease | **(6,835,287)** |
| Assets available for benefits at December 31, 2001 | **$274,248,149** |

*See notes to financial statements.*

# Maytag Corporation Salary Savings Plan

## Notes to Financial Statements

Years ended December 31, 2001 and 2000

## 1. Description of the Plan

The following description of the Maytag Corporation Salary Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

### General

The Plan is a defined-contribution plan designed to provide eligible employees an incentive to accumulate capital for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2001, the hourly employees of Maytag Corporation's (Maytag) Herrin Laundry Products division employed on or before June 10, 2000, who made a one-time election to participate in the Plan and hourly employees hired after June 11, 2000, became participants in the Plan.

Effective December 21, 2001, employees at Maytag's G.S. Blodgett (Blodgett) subsidiary were not permitted to contribute to the Maytag Salary Saving Plan due to the sale of the Blodgett division in December 2001. All participant balances will be transferred from the Plan during June 2002.

Effective December 31, 2000, the Maytag Savings Plan for Hourly Employees of Jenn-Air and Magic Chef Products merged with the Maytag Corporation Salary Savings Plan. On December 31, 2000, assets available for benefits reflect the value of the assets prior to the transfer of assets from the Maytag Savings Plan for Hourly Employees of Jenn-Air and Magic Chef Products.

On August 1, 2001, Maytag acquired the major appliances and commercial microwave oven businesses of Amana Appliances (Amana). Effective January 1, 2002, the employees of Amana Appliances Inc. were eligible to participate in the Plan. Assets transferred into the Plan on February 1, 2002.

## 1. Description of the Plan (continued)

### Participation

Substantially all individuals employed domestically by the Maytag Corporation (Company) on a full-time salaried or hourly basis who are not covered by a collective bargaining agreement are eligible to participate in the Plan. Additionally, employees covered by a collective bargaining agreement providing for participation in the Plan are eligible to participate in the Plan. Employees become eligible to participate in the Plan on the first day of the month following the first full month of employment, or the completion of any probationary period if the probationary period is later.

### Contributions

Each year, participants may contribute up to 16% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans. The Company's matching contributions are made to the Maytag Corporation Employee Stock Ownership Plan (ESOP). All participants in the Plan are automatically enrolled in the ESOP. The matching contributions are credited to the participant's ESOP accounts in shares of Maytag Corporation common stock having a fair value equal to 50% of the first 6% of pretax annual compensation that a participant contributes to the Plan.

Participant contributions are allocated among the investment funds in multiples of 10%, in accordance with the participant's election, and may be changed daily for all funds other than the Maytag Stock Fund, which may be changed weekly.

### Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of Plan earnings (losses). Earnings (losses) of the Plan are allocated to participant accounts based on the percentage of each participant's account to the total in the applicable investment fund at the time of the earnings (losses) distribution. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

## 1. Description of the Plan (continued)

### Loans

Effective August 1, 2001, all eligible members and beneficiaries are permitted to borrow from their accounts. Participants are permitted to borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance. Loan terms range from up to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at 1% greater than the prime rate. Principal and interest is paid ratably through payroll deductions. Effective December 21, 2001, participants who are employees of the Company's subsidiary, G.S. Blodgett, may no longer borrow from their accounts due to the sale of Blodgett in December 2001.

### Vesting

Participants are immediately and fully vested in their contributions and the Company match to the ESOP, together with earnings, if any, thereon.

### Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of their account or monthly installments over a 10-year period if the participant is over 62 years of age. If their account value is greater than $5,000, participants may leave their account in the Plan until age 70 1/2, at which time they will select the method of payment as described above. Withdrawals are not permitted except for hardship withdrawals (as defined) per the Plan document or until the participant has attained age 59 1/2 and satisfied certain criteria (as defined) per the Plan document.

## 1. Description of the Plan (continued)

### Administrative Expenses

Certain administrative expenses of the Plan (primarily trustee fees, salaries, and legal fees) have been absorbed by the Company.

### Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions to the ESOP at any time and to amend, modify, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will receive the balance in their account as of the termination date.

### Reclassification

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

## 2. Summary of Significant Accounting Policies

### Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

### Investments Held by Master Trust

The Plan is a participant in The Maytag Corporation Savings Plan Master Trust (Trust). The Plan's investment in the Trust is stated at the Plan's equity in the net assets of the Trust at December 31. The Plan records its equity in the net investment income, including net appreciation or depreciation, of the Trust based on the Plan's proportionate equity in the net assets of the Trust prior to such allocation. Fidelity Investments (Trustee) is the custodian of the Trust's investments.

## 2. Summary of Significant Accounting Policies (continued)

### Valuation of Investments

Investment in the Company's common stock is stated at fair value based on the last reported sales price from trading on the New York Stock Exchange on the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Synthetic guaranteed insurance contracts (SGICs) are stated at contract value, which approximates fair value. Contract value represents initial contract value plus accrued interest. Interest is credited monthly to the SGICs based on the contract rates.

### Payment of Benefits

Benefits are recorded when paid.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

## 3. Master Trust Net Assets

Participants may elect to invest their contributions in 12 available investment funds managed by Fidelity Investments.

The assets of the Plan are commingled with the assets of The Hoover Company Retirement Savings Plan for Hourly-Rated Employees under a Master Trust Agreement. The Trustee accounts for each plan's total assets separately but does not identify individual investments for each plan in the Trust. The following represents the net assets and net investment income of the Trust, as well as the Plan's share in the Trust, at December 31, 2001 and 2000, and for the years ended December 31, 2001 and 2000.

| | Trust's Net Assets | |
|---|---|---|
| | December 31 | |
| | **2001** | **2000** |
| Equity Income Fund | **$ 53,702,873** | $ 56,874,468 |
| Income Accumulation Fund | **56,606,455** | 55,340,503 |
| Maytag Stock Fund | **27,159,085** | 29,210,807 |
| Magellan Fund | **82,166,896** | 92,141,045 |
| Intermediate Bond Fund | **11,268,079** | 8,832,434 |
| Retirement Money Market Fund | **9,785,399** | 7,835,377 |
| Government Securities Fund | **3,639,458** | 2,299,363 |
| Spartan U.S. Equity Index Fund | **18,717,295** | 20,504,486 |
| Small Cap Stock Fund | **9,011,728** | 7,839,469 |
| Diversified International Fund | **9,264,998** | 10,089,144 |
| T. Rowe Price New America Growth Fund | **6,194,453** | 6,610,640 |
| T. Rowe Price Equity Income Fund | **6,419,119** | 5,228,085 |
| Loan Fund | **3,422,391** | 658,259 |
| | **$297,358,229** | $303,464,080 |
| Plan's interest in the Trust | **$272,466,322** | $279,146,011 |
| Plan's percentage interest in the Trust's investments | **91.6%** | 92.0% |

**3. Master Trust Net Assets (continued)**

| | Shares Owned By Trust December 31 | |
|---|---|---|
| | **2001** | **2000** |
| Equity Income Fund | **1,101,146** | 1,064,467 |
| Income Accumulative Fund | **56,606,455** | 55,340,503 |
| Maytag Stock Fund | **875,252** | 903,996 |
| Magellan Fund | **788,399** | 772,347 |
| Intermediate Bond Fund | **1,091,868** | 879,724 |
| Retirement Money Market Fund | **9,785,399** | 7,835,377 |
| Government Securities Fund | **365,041** | 232,965 |
| Spartan U.S. Equity Index Fund | **460,563** | 438,036 |
| Small Cap Stock Fund | **536,412** | 483,023 |
| Diversified International Fund | **485,587** | 459,852 |
| T. Rowe Price New America Growth Fund | **200,663** | 184,810 |
| T. Rowe Price Equity Income Fund | **271,422** | 211,921 |

As of December 31, 2001, the Company had entered into six synthetic guaranteed investment contracts. The purpose of these contracts is to protect the marketable security portfolio within the Income Accumulation Fund from losses due to market fluctuations. The average yield for this fund was 5.82% and 6.04% in 2001 and 2000, respectively.

**3. Master Trust Net Assets (continued)**

The Income Accumulation Fund consists of the following:

| Issuer | Contract Due Date | Crediting Interest Rate at December 31 2001 | Crediting Interest Rate at December 31 2000 | December 31 2001 | December 31 2000 |
|---|---|---|---|---|---|
| CDC Investment Management Corporation | 01/02/01 | –% | 6.47% | $ – | $ 362,330 |
| State Street Bank | 12/20/01 | – | 6.59 | – | 337,702 |
| | 03/25/02 | **6.80** | 6.71 | **182,881** | 1,144,900 |
| SAFECO Life Insurance Company | 02/02/01 | – | 6.58 | – | 1,581,489 |
| Transamerica Occidental Life Insurance Company | 07/02/01 | – | 6.73 | – | 3,113,346 |
| Union Bank of Switzerland | 06/17/02 | **6.64** | 6.85 | **2,507,202** | 2,506,639 |
| | 01/25/02 | – | 6.60 | – | 758,936 |
| | 08/16/03 | – | 6.54 | – | 1,001,260 |
| Chase Manhattan Bank | 02/15/02 | **6.51** | 6.65 | **58,854** | 553,352 |
| | 05/15/03 | **4.97** | 4.97 | **2,031,274** | 2,048,814 |
| | 11/13/03 | **4.82** | 5.12 | **2,070,136** | 2,040,688 |
| Monumental Life Insurance Company | 09/17/01 | – | 6.67 | – | 674,176 |
| Morgan Guaranty | 05/28/02 | **5.89** | 5.89 | **444,850** | 2,004,562 |
| Fidelity Investments Short-Term Investment Fund | | | | **49,311,258** | 37,212,309 |
| Total Income Accumulation Fund | | | | **$56,606,455** | $55,340,503 |

### 3. Master Trust Net Assets (continued)

| | Year ended December 31 | |
|---|---|---|
| | **2001** | **2000** |
| Net investment (loss) income: | | |
| Interest and dividend income | **$ 8,959,431** | $ 15,753,437 |
| Net realized and unrealized depreciation in the fair value of investments | **(22,359,145)** | (29,999,556) |
| Net investment loss | **$(13,399,714)** | $(14,246,119) |
| Plan's share of net investment loss | **$(12,120,996)** | $(13,097,633) |
| Plan's percentage of Trust's net investment loss | **90.5%** | 91.9% |

The net realized and unrealized depreciation in the fair value of investments is derived from mutual fund investments, except for the Maytag Stock Fund, which invests solely in Maytag Corporation stock that experienced depreciation of fair value of $915,873 and $11,588,202 in 2001 and 2000, respectively.

### 4. Transactions With Related Parties

The Plan received dividends from the Company of $575,128 and $584,788 during the years ended December 31, 2001 and 2000, respectively.

### 5. Reconciliation of Financial Statements to Form 5500

| | Year ended December 31 | |
|---|---|---|
| | **2001** | **2000** |
| Plan assets available for benefits per financial statements | **$274,248,149** | $281,083,436 |
| Add: Transfer of assets from Maytag Savings Plan for Hourly Employees of Jenn-Air and Magic Chef Products | – | 151,881 |
| Less: Amounts allocated to withdrawing participants | – | (60,500) |
| Plan assets available for benefits per Form 5500 | **$274,248,149** | $281,174,817 |

## 5. Reconciliation of Financial Statements to Form 5500 (continued)

As of December 31, 2000, assets available for benefits per financial statements reflect assets just prior to the merger of the Maytag Savings Plan for Hourly Employees of Jenn-Air and Magic Chef Products into this Plan. Assets available for benefits per the Form 5500 reflect assets subsequent to the merger.

December 31, 2000, amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid as of that date.

## 6. Income Tax Status

The Internal Revenue Service ruled September 6, 1996, that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The ERISA Executive Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

**Consent of Independent Auditors**

Shareowners and Board of Directors
Maytag Corporation

We consent to the incorporation by reference in the Registration Statement Number 333-88186, Registration Statement Number 333-46752, Registration Statement Number 333-36054, and Registration Statement Number 333-22228 on Form S-8; and Registration Statement Number 333-62980 on Form S-3 pertaining to the Maytag Corporation Salary Savings Plan of our report dated May 23, 2002, with respect to the financial statements of the Maytag Corporation Salary Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Chicago, Illinois
June 27, 2002